UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FANSTEEL, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
307260208

(Cusip Number)
Brian Cassady
510 Ocean Drive
Suite 501
Miami Beach, FL 33139
(216) 547-1338

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 19, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	307260 20 8	Page	2	of	5

1	NAMES OF REPORTING PERSONS Brian F. Cassady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		945,706

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NA

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		945,706

WITH	10	SHARED DISPOSITIVE POWER

NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

945,706

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	307260 20 8	Page	3	of	5
Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share(the “Common Stock”), of Fansteel, Inc., a Delaware corporation (the “Company”) which is beneficially owned by Brian F. Cassady (the “Reporting Person”). The Company’s principal executive offices are located at 570 Lake Cook Road, Suite 200, Deerfield, Illinois 60015.
Item 2. Identity and Background
(a)	Brian F. Cassady

(b)	The Reporting Person’s business address is 510 Ocean Drive, Suite 501, Miami Beach, Florida 33139.

(c)	The Reporting Person is President of 510 Ocean Drive Advisors, Inc. doing business as Black Management Advisors. Black Management Advisors is primarily engaged in the business of providing financial and operational turnaround, restructuring, and interim management services to troubled companies.

(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person beneficially owns 945,706 shares of Common Stock (the “Shares”), all of which were purchased with personal funds for an aggregate purchase price of $75,656, or $0.08 per share.
Item 4. Purpose of Transaction
     The Reporting Person acquired the Shares believing them to be undervalued. The Reporting Person may hold talks or discussions with various parties, including, but not limited to, the Company’s management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions the Reporting Person might make may affect control of the Company and/or may relate to the following: the merger, acquisition or sale of the Company, the sale or transfer of the Company’s assets, a change in the board of directors of the Company, a change in the present capitalization or dividend policy of the Company or a change in the Company’s charter or bylaws. The Reporting Person may, directly or indirectly, purchase additional Shares of the Company or dispose of some or such Shares in open-market transactions or privately negotiated transactions.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Shares represent approximately 27.65% of the total number of outstanding shares of Common Stock.
     (b) The Reporting Person has complete voting or dispositive power over the Shares.

CUSIP No.	307260 20 8	Page	4	of	5
     (c) During the past 60 days, the Reporting Person acquired the Shares. On February 7, 2007, the Reporting Person purchased 630,613 shares of Common Stock from The Northern Trust Company in a privately negotiated transaction for $0.08 per share. On that same date, the Reporting Person purchased 315,093 shares of Common Stock from M&I Marshall & Isley Bank in a privately negotiated transaction for $0.08 per share.
     (d) Not Applicable
     (e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.
Item 7. Material to Be Filed as Exhibits
     The Reporting Person is filing as Exhibit A a letter dated March 19, 2008 sent to the Company’s Chairman of the Board.

CUSIP No.	307260 20 8	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 19, 2008

/s/ Brian F. Cassady
Brian F. Cassady

Brian Cassady
510 Ocean Drive
Suite 501
Miami Beach, FL 33139
March 19, 2008
Board of Directors
Fansteel, Inc.
c/o John Parker, Chairman
570 Lake Cook Road, Suite 200
Deerfield, IL 60015
Dear Mr. Parker,
As you are aware, I am the largest stockholder of Fansteel Inc. (the “Company”), and currently own approximately 28% of the Company’s outstanding common shares. In my Schedule 13D filing dated February 19, 2008, I outlined my belief that the shares of Fansteel common stock are undervalued and further reserved the right to hold discussions with various parties concerning possible alternatives to increase shareholder value.
Since that time, I have held discussions to discuss various value enhancing alternatives. I have enjoyed these discussions and appreciate the openness and willingness of each Board member to consider alternatives to increase the Company’s profitability and cash flow and enhance value. I also respect the expertise of the individual Board members and the collective efforts undertaken by the Board and management to date in pursuit of these goals.
Nevertheless, I believe the Board, the Company and its stockholders could benefit from the perspective of a significant individual investor whose economic interests are closely aligned with those of the Company’s other stakeholders. Furthermore, I believe my eighteen years of experience in executing corporate turnarounds and restructurings would be both complimentary and supplemental to those of the Board and management. Therefore, I request that the Board nominate me as a candidate for election to the Board at the Company’s next annual meeting of stockholders. I also request that the Board consider the formation of a Special Committee to evaluate various restructuring and value enhancing alternatives, and that, if elected, I be included as a member and/or Chairperson of that committee.
I have attached a copy of my biography to assist the Board in this process, and look forward to your response.
Sincerely,
/s/ Brian Cassady
Brian Cassady

BRIAN CASSADY
Brian Cassady has eighteen years of experience working with troubled companies throughout North America, Europe and the Middle East as an interim executive and restructuring advisor. He has extensive experience with both in-court and out-of-court balance sheet restructurings and has also led operational turnarounds.
Since June 2007, Brian has provided financial and operational turnaround, restructuring and interim management services to troubled companies as Managing Director of Black Management Advisors. For the five years prior to that, Brian was a Director in the Turnaround and Restructuring Services practice of AlixPartners LLC. Previously, Brian was a Manager in the Reorganizational Services Group at the Deloitte and Touche Consulting Group.
Brian has played key roles on several noteworthy international corporate restructuring projects over the past decade, including the following award-winning cases:
Throughout 2004-5, Brian spent a year in London as a member of AlixPartners’ turnaround team at Jarvis, plc, a £1.4 billion public infrastructure management company. At Jarvis, Brian served as interim Managing Director of Jarvis’ Accommodation Services division, which had annual revenues of £336 million and an operating loss of £165 million prior to the engagement. During the engagement, the annual operating loss narrowed to £16 million on £170 million of revenues. AlixPartners received the 2006 International Turnaround of the Year Award from the Turnaround Management Association in part due to Brian’s efforts to manage and restructure this operation.
Throughout 2002-3, Brian worked in Germany for nine months as a member of AlixPartners’ turnaround team at Ish GmbH, Germany’s largest independent cable television operator. At Ish, AlixPartners successfully led an out-of-court restructuring that resulted in the elimination of €2 billion of debt. The team then went on to conduct a successful operational turnaround which increased EBITDA by 40%. AlixPartners received the 2003 International Turnaround of the Year Award from the Turnaround Management Association for its performance at Ish.
Brian was also responsible for the day-to-day management of an operational turnaround and financial restructuring engagement for Deloitte at The Forzani Group, Ltd., a Canadian athletic apparel and shoe retailer with over 300 stores and revenues of cdn$343 million. During the engagement, Forzani swung from a cdn$3 operating loss to cdn$11 of operating profits and a net loss of cdn$17 million to net income of cdn$1. This project was named “Corporate Turnaround of 1997” by the Canadian media.
In addition to his professional services experience, Brian has also served as CEO of a leading U.S. disaster restoration firm and CFO of a regional U.S. wireless telecom service provider. At both firms, Brian was responsible for raising capital, managing through liquidity crises, conducting operational turnarounds and growing revenues.
Brian holds a B.S. degree in Business Administration from Indiana University, an M.B.A. from the Harvard Business School and has studied economics at the National University of Singapore. He has also been designated as a Certified Insolvency and Restructuring Advisor in the United States by the Association of Insolvency and Restructuring Advisors, and is a frequent guest speaker on turnarounds and restructurings at the Harvard Business School. Brian has lived in Asia, Europe and North America and currently resides in Miami, Florida.